Exhibit 99.1

Aeterna Zentaris Engages Dr. Michael Levy to Support Development of Autoimmune and Inflammatory CNS Disorders Programs

– Dr. Levy is a well-established neuroimmunologist with extensive experience and expertise in the area of neuroimmunology, autoimmune and CNS disorders

– Company continues to advance development of its AIM Biologicals pre-clinical program, seeking to develop a potential treatment option for NMOSD, an orphan indication with strong unmet medical need and significant market opportunity

CHARLESTON, S.C., June 7, 2021 — Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (“Aeterna” or the “Company”), a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products, today announced it has engaged neuroimmunologist, Michael Levy, MD, PhD, Research Director of the Division of Neuroimmunology & Neuroinfectious Disease at Massachusetts General Hospital (“MGH”) as a scientific consultant to support the development of the Company’s targeted, highly specific immunosuppressive therapeutic proteins (“AIM Biologicals”) for the potential treatment of neuromyelitis optica spectrum disorder (“NMOSD”). Dr. Levy will provide scientific support and advice to Aeterna Zentaris in the field of inflammatory CNS disorders, autoimmune diseases of the nervous system, and NMOSD.

In January 2021, Aeterna Zentaris entered into an exclusive patent license agreement and research agreement with Julius-Maximilians-University of Wuerzburg, Germany (the “University”) for worldwide rights to develop, manufacture and commercialize AIM Biologicals for the potential treatment of NMOSD. The Company is currently conducting in-vitro and in-vivo assessments to identify and characterize an AIM Biologicals-based development candidate for the treatment of NMOSD and develop manufacturing process for the selected candidate.

“We are pleased to welcome Dr. Levy and to have his support as we advance the development of this important program forward,” commented Dr. Klaus Paulini, Chief Executive Officer of Aeterna. “We believe that the AIM Biologicals technology has the potential to become a breakthrough in the treatment of NMOSD and we are eager to unlock its full potential. The guidance and leadership that Dr. Levy, a worldwide leading expert on NMOSD, brings will be a critical component as we work with the University to identify development candidates for the AIM Biologicals program.”

Dr. Levy added, “Over the course of my academic and clinical career, I have studied rare neuroimmunological diseases and dedicated my work to understanding how the immune system and the nervous system interact to cause disease. I am excited to support Aeterna Zentaris’ development of AIM Biologicals and to potentially offer a new treatment for NMOSD patients, where there remains significant unmet medical need.”

Dr. Levy is also an Associate Professor at Harvard Medical School and Director of the Neuromyelitis Optica Clinic and Research Laboratory at MGH. He completed the MD/PhD program at Baylor College of Medicine (Houston, TX) with a focus on neuroscience. Dr. Levy completed his Johns Hopkins internship in the Osler Medicine program, residency in the Johns Hopkins Neurology program and a fellowship in Neuroimmunology at Johns Hopkins University. In 2009, Dr. Levy was appointed to the faculty as Assistant Professor at Johns Hopkins where he started the Neuromyelitis Optica Clinic and Research Laboratory. In 2019 he moved to the Massachusetts General Hospital and Harvard Medical School to develop the research program in neuroimmunology.

Clinically, Dr. Levy specializes in taking care of patients with rare neuroimmunological diseases including neuromyelitis optica, transverse myelitis, MOG antibody disease, acute disseminated encephalomyelitis and optic neuritis. In addition to neuroimmunology clinics, Dr. Levy has a special interest in patients with superficial siderosis of the central nervous system. Dr. Levy is the principal investigator on several clinical studies and drug trials for all of these conditions.

About AIM Biologicals

AIM Biologicals utilize a novel mechanism which is believed to demonstrate that peptide antigens presented on immunosuppressive MHC class I molecules can selectively and efficiently induce antigen-specific tolerance. Based on this mechanism, the targeted immunosuppressive therapeutics are being designed as optimized soluble molecules with the goal that they may be adapted to selectively induce tolerance to various autoantigens. Pre-clinical studies conducted by the University thus far indicate that tolerance induction appears to be achieved via selective elimination of antigen-specific immune effector cells and via induction of antigen-specific regulatory T cells from naïve T cells. AIM Biologicals thus have the potential to become highly specific and effective yet not personalized treatments of NMOSD.

For the treatment of NMOSD, it is believed that the AIM Biologicals will present a specific antigen derived from the water channel protein aquaporin-4 (AQP4) loaded to soluble immunoregulatory HLA-G protein to selectively induce immunological tolerance in the central nervous system.

About Neuromyelitis Optica Spectrum Disorder (NMOSD)

NMOSD is an antibody mediated inflammatory central nervous system (“CNS”) disorder that affects about one per million population per year. NMOSD, also known as Devic disease, is a chronic disorder of the brain and spinal cord dominated by inflammation of the optic nerve (optic neuritis) and of the spinal cord (myelitis). Typical symptoms include visual loss, muscle spasms, paraparesis, and incontinence. If left untreated, 50% of individuals with NMOSD will be wheelchair bound and blind, and 30% will have died within five years after the first attack. The water channel protein AQP4 is widely expressed in the brain, spinal cord, and optic nerves. Auto-antibodies directed against the AQP4 channel play an important role in the pathogenesis of NMOSD.

Currently there are only three approved medications available for the treatment of NMOSD with the risk of the patient contracting even serious infections. Aeterna Zentaris believes there remains a strong medical need to offer additional therapeutic options to NMOSD patients.

In the U.S. and Europe there are currently approximately 10,000 to 15,000 patients living with NMOSD. Of these the AQP4 antibody seropositive patients who represent about 80% of the NMOSD population are the targeted patients for a potential therapy based on the AIM Biologicals technology.

About Aeterna Zentaris Inc.

Aeterna Zentaris is a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products focused on areas of significant unmet medical need. The Company’s lead product, macimorelin (Macrilen™), is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). The Company is leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of childhood-onset growth hormone deficiency (CGHD) in collaboration with Novo Nordisk.

Aeterna Zentaris is dedicated to the development of therapeutic assets and has recently taken steps to establish a growing preclinical pipeline to potentially address unmet medical needs across a number of indications, including neuromyelitis optica spectrum disorder (NMOSD), hypoparathyroidism and amyotrophic lateral sclerosis (ALS; Lou Gehrig’s disease). Additionally, the Company is developing an oral prophylactic bacterial vaccine against SARS-CoV-2, the virus that causes COVID-19.

For more information, please visit www.zentaris.com and connect with the Company on Twitter, LinkedIn and Facebook.

Forward-Looking Statements

This press release contains statements that may constitute forward-looking statements within the meaning of U.S. and Canadian securities legislation and regulations, and such statements are made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “potential,” “possible,” and similar expressions. Such statements, based as they are on current expectations of management, inherently involve numerous risks, uncertainties, and assumptions, known and unknown, many of which are beyond our control. Forward-looking statements in this press release include, but are not limited to, those relating to: Aeterna’s expectation with respect to the potential of the AIM Biologicals technology under development by the Company, including the potential to treat NMOSD.

Forward-looking statements involve known and unknown risks and uncertainties, and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such risks and uncertainties include, among others, our our products under development may not be successful or may not support advancing the product to human clinical trials; our ability to raise capital and obtain financing to continue our currently planned operations; our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product, including our heavy reliance on the success of the License Agreement with Novo Nordisk; the global instability due to the global pandemic of COVID-19, and its unknown potential effect on our planned operations; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties, including those risks discussed in our Annual Report on Form 40-F and annual information form, under the caption “Risk Factors”. Given the uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Toronto Stock Exchange accepts no responsibility for the adequacy or accuracy of this release.

Investor Contact:

Jenene Thomas
JTC Team
T (US): +1 (833) 475-8247
E: aezs@jtcir.com